[CDC Letterhead]
July 21, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:   Christina Chalk

Re:	Onyx Software Corporation
Schedule TO-T filed July 12, 2006 by CDC Corp. and
CDC Software Acquisition Corp.
Schedule TO-T/A filed on July 18, 2006
Schedule TO-C filed on July 11, 2006
Schedule TO-C filed on June 30, 2006
File No. 005-57781
Dear Ms. Chalk:
     On behalf of CDC Software Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of CDC Corporation (“CDC”), we are responding to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 18, 2006, relating to the aforementioned filings, as the same may be amended from time to time (collectively, the “Filings”).
     Each of Purchaser and CDC acknowledges the following:
•	It is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments on the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CDC CORPORATION
/s/ C.J. Clough
Name:	C.J. Clough
Title:	Director

CDC SOFTWARE ACQUISITION CORP.
/s/ Verome Johnston
Name:	Verome Johnston
Title:	Secretary